Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



General Motors Corporation has distributed to certain members of the media copies of the following letter from the American Farm Bureau Federation to members of Congress.


                                     * * * *


[AMERICAN FARM BUREAU FEDERATION LOGO]

AMERICAN FARM BUREAU FEDERATION

225 Touhy Avenue o. Park Ridge o Illinois o 60068 o (847) 685-8600 o Fax (847) 685-8896 600 Maryland Avenue, S.W. o Suite 800 o Washington, D.C.o. 20024 o
(202) 484-3600 o Fax (202) 484-3604 Internet: http://www.fb.com

December 27, 2001                        (SENT TO FULL HOUSE AND FULL SENATE)

The Honorable ((FIRST)) ((LAST))
((ADDRESS))
((ROOM))
Washington, D.C.  ((ZIP))

Dear Representative/Senator ((LAST)):

The American Farm Bureau Federation believes that the proposed merger between DirecTV and EchoStar Communications will provide great benefits to rural America, making broadband services available to millions of rural residents and expanding local broadcast coverage.

The proposed merger will help make the first broadband satellite telecommunications system a reality for many rural areas starved for high speed Internet access. As noted in the joint study by the National Telecommunications and Information Administration (NTIA) and the Rural Utility Service (RUS). Advanced Telecommunications in Rural America, April, 2000, less than five percent of small towns and rural communities have access to the two dominate broadband technologies offered by local exchange carriers and cable companies while each of those technologies are available to more than half of all cites with more than 100,000 in population.

That same report specifically points to the potential of satellite technology as an essential element of bringing broadband to many rural and high-cost areas:
"Satellites may therefore be an attractive alternative for remote locations that cannot be economically connected via other last-mile technologies. These systems are not constrained by distance and offer the opportunity to leap directly to broadband service without upgrading existing terrestrial communications infrastructure." If the merger is approved, the combined entity will have the ability to deliver high speed Internet access via satellite to virtually any rural resident.

Farmers, ranchers, small businesses and rural residents, in general, live in circumstances where weather and news are an essential part of their everyday lives. Rural residents rely upon local broadcasters to keep them informed, especially regarding the weather. This proposal will significantly advance the goal of delivering local-to-local broadcasting to more rural markets. The spectrum efficiencies achieved by combining the capacity of EchoStar Communications and DirecTV will enable the combined entity to deliver local broadcast signals to more than 100 markets -- a significant expansion of today's circumstances where only about 40 local markets are able to receive local-to-local broadcast signals via satellite.

For these reasons, the American Farm Bureau Federation believes that the proposed merger is good for rural America. It will help revitalize rural communities and small businesses and improve the quality of life of American Farm and ranch families.

We urge you to support the EchoStar-DirecTV merger.


Sincerely,

/s/ Bob Stallman

Bob Stallman
President

[Legend attached by General Motors]

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.